Exhibit 99.1

DHT Holdings, Inc. First Quarter 2023 Results

HAMILTON, BERMUDA, May 3, 2023 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2022	2021
Shipping revenues	131.5	166.5	108.2	99.2	76.4	450.4	295.9
Adjusted net revenues[1]	93.9	116.7	55.3	54.1	38.7	264.9	203.4
Adjusted EBITDA[2]	71.9	95.4	35.6	32.5	14.4	177.9	113.7
Profit/(loss) after tax	38.0	61.8	7.5	10.0	(17.3)	62.0	(11.5)
EPS – basic	0.23	0.38	0.04	0.06	(0.10)	0.37	(0.07)
EPS – diluted[3]	0.23	0.38	0.04	0.06	(0.10)	0.37	(0.07)
Dividend[4]	0.23	0.38	0.04	0.04	0.02	0.48	0.10
Interest bearing debt	395.7	396.7	418.9	482.2	521.0	396.7	522.3
Cash and cash equivalents	117.5	125.9	65.7	105.8	58.6	125.9	60.7
Net debt	278.2	270.7	353.2	376.4	462.4	270.7	461.6

QUARTERLY HIGHLIGHTS:

●
In the first quarter of 2023, the Company achieved average combined time charter equivalent earnings of $49,100 per day, comprised of $35,000 per day for the Company’s VLCCs on time-charter and $54,600 per day for the Company’s VLCCs operating in the spot market. The result for the Company’s VLCCs operating in the spot market, measured on a discharge-to-discharge basis, was $58,500 per day for the first quarter of 2023.

●	Adjusted EBITDA for the first quarter of 2023 was $71.9 million. Net profit for the quarter was $38.0 million which equates to $0.23 per basic share.

●
In January 2023, the Company entered into a $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING and Nordea acting as joint coordinators and bookrunners with ING, Nordea, ABN Amro, Credit Agricole, Danish Ship Finance and SEB as mandated lead arrangers. The new facility bears interest at a rate equal to Secured Overnight Financing Rate (SOFR) plus a margin of 1.90%, including the historical Credit Adjustment Spread (CAS) of 26 basis points. The cost of the facility compares to a LIBOR equivalent margin of 164 basis points, representing a reduction in the Company’s borrowing cost. The new facility refinanced the outstanding amount on the old ABN Amro credit facility and is secured by 10 of the Company’s VLCCs. The new facility is in line with the “DHT-style financing” including a six-year tenor and a 20-year repayment profile.

●
In January 2023, the Company terminated seven interest rate swaps that would have matured in the second and third quarter of 2023. The Company received $3.3 million in connection with the terminations, which had no P&L effect for the quarter.

●
In February 2023, the Company entered into a three-year time charter contract, including profit sharing, for DHT Puma. The fixed time charter period has a base rate of $33,500 per day. The profit-sharing structure is calculated based on indexes. All earnings up to $40,000 will go to DHT, with earnings in excess to be shared equally between the customer and DHT. The customer has the option to extend for one year with an increase in hire.

●
For the first quarter of 2023, the Company declared a cash dividend of $0.23 per share of outstanding common stock, payable on May 25, 2023, to shareholders of record as of May 18, 2023. This marks the 53rd consecutive quarterly cash dividend. The shares will trade ex-dividend from May 17, 2023.

OPERATIONAL HIGHLIGHTS:

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2022	2021
Operating days[5]	2,070.0	2,116.0	2,184.3	2,288.8	2,340.0	8,929.0	9,776.5
Scheduled off hire days	111.8	63.5	-	22.5	64.3	150.3	514.7
Unscheduled off hire[7]	2.2%*	0.1%	0.0%	0.0%	0.6%	0.2%	0.1%
Revenue days[6]	1,912.8	2,051.5	2,181.5	2,227.2	2,261.5	8,721,7	9,157.3
Spot exposure[7]	72.9%	74.7%	74.5%	76.1%	76.3%	75.4%	54.7%
VLCC time charter rate per day	$ 35,000	$36,100	$ 35,300	$33,800	$33,200	$34,600	$32,600
VLCC spot rate per day	$ 54,600	$63,800	$22,000	$21,200	$11,900	$29,000	$13,200
* One vessel encountered bad weather damage, accounting for the predominant part of the unscheduled off hire.

During the first quarter the market was healthy, demonstrated by the swift but steady recovery after the fall in freight rates early in the quarter. China has increased imports of crude oil in response to increasing refinery runs to support rising economic activity due to the opening up of its society with increased mobility. Into the second quarter, Asian refining margins have come off but are still profitable. The macro-economic challenges have not abated with a recession in some shape or form being a possibility. The leading agencies forecast growing oil demand, in particular from the second half of the year. OPEC+, however, surprised the market with announced production cuts from May. How the cuts will be implemented and how it will impact trade flows is yet to be seen in detail, but it could be a temporary dent in an otherwise constructive market for our business.

The VLCC orderbook is close to non-existent with only 11 ships left to deliver within this year. With no new ordering of VLCCs taking place, this bodes well for a positive supply/demand dynamic as VLCCs are the true workhorse of the crude oil trade, transporting close to 50% of seaborne crude oil. Reflecting on the fleet growth over the recent years, adjusted for the expected overall fleet productivity loss resulting from hard and soft sanctions in the oil trade, expanded transportation distances and upcoming regulations for ships to curb emissions, one could argue that the fleet is of a size to profitably service the industry in the foreseeable future.

We are convinced of the merits of our strategy and continue to focus on running our business as efficiently as we can with strong revenue generation for our assets, a competitive cost base and low financial leverage. With this backdrop, we believe our policy of returning 100% of net income as quarterly cash dividends will reward our shareholders.

As of March 31, 2023, DHT had a fleet of 23 VLCCs, with a total dwt of 7,152,498. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

●
So far in the second quarter of 2023, the Company has completed the installation of an exhaust gas cleaning system for one vessel. The last two vessels of the retrofit project are expected to be completed during the remainder of 2023. Following this, the Company will have all of its vessels fitted with exhaust gas cleaning systems.

OUTLOOK:

Estimated Q2 2023
Total term time charter days	620
Average term time charter rate ($/day)*	$ 34,800
Total spot days for the quarter	1,390
Spot days booked to date	900
Average spot rate booked to date ($/day)	$ 70,300
Spot P&L break-even for the quarter	$ 24,900
* The month of April includes a profit-sharing. The months of May and June assumes only the base rate.

●
Thus far in the second quarter of 2023, 65% of the available VLCC spot days have been booked at an average rate of $70,300 per day on a discharge-to-discharge basis. 75% of the available VLCC days, combined spot and time-charter days, have been booked at an average rate of $55,800 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.
7 As % of total operating days in period.

FIRST QUARTER 2023 FINANCIALS

The Company reported shipping revenues for the first quarter of 2023 of $131.5 million compared to shipping revenues of $76.4 million in the first quarter of 2022. The increase from the 2022 period to the 2023 period includes $66.9 million attributable to higher tanker rates partially offset by $11.8 million attributable to a decrease in total revenue days.

Other revenues for the first quarter of 2023 were $1.1 million and mainly relate to technical management services provided.

Voyage expenses for the first quarter of 2023 were $37.6 million, compared to voyage expenses of $37.7 million in the first quarter of 2022.

Vessel operating expenses for the first quarter of 2023 were $18.4 million compared to $18.3 million in the first quarter of 2022.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $25.7 million for the first quarter of 2023, compared to $33.0 million in the first quarter of 2022. The change was mainly due to decreased depreciation of exhaust gas cleaning systems of $4.9 million and decreased depreciation of $2.8 million related to drydockings and fewer vessels.

General and administrative (“G&A”) expense for the first quarter of 2023 was $4.6 million, consisting of $3.7 million cash and $0.9 million non-cash charge, compared to $6.1 million in the first quarter of 2022, consisting of $4.1 million cash and $2.0 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2023 were $8.0 million compared to net financial income of $1.5 million in the first quarter of 2022. The increase was mainly due to a non-cash gain of $7.9 million related to interest rate derivatives in the first quarter of 2022 compared to a non-cash loss of $0.4 million in the first quarter of 2023 and increased interest expense of $1.4 million due to increased interest rates.

As a result of the foregoing, the Company had a net profit in the first quarter of 2023 of $38.0 million, or income of $0.23 per basic share and $0.23 per diluted share, compared to a net loss in the first quarter of 2022 of $17.3 million, or a loss of $0.10 per basic share and $0.10 per diluted share. The increase from the 2022 period to the 2023 period was mainly due to higher tanker rates.

Net cash provided by operating activities for the first quarter of 2023 was $66.5 million compared to $5.7 million for the first quarter of 2022. The increase was due to a profit of $38.0 million in the first quarter of 2023 compared to a loss of $17.3 million in the first quarter of 2022, and a $5.8 million change in operating assets and liabilities, partially offset by a $0.3 million decrease in non-cash items included in net income.

Net cash used in investing activities was $14.9 million in the first quarter of 2023 and was related to investment in vessels. Net cash used in investing activities was $2.3 million in the first quarter of 2022 and was related to investment in vessels.

Net cash used in financing activities for the first quarter of 2023 was $60.1 million comprised of $216.8 million related to repayment of long-term debt in connection with refinancing, $61.9 million related to cash dividend paid and $0.6 million related to scheduled repayment of long-term debt, partially offset by $216.4 million related to issuance of long-term debt and $3.3 million related to proceeds from sale of derivatives. Net cash used in financing activities for the first quarter of 2022 was $5.4 million comprised of $3.3 million related to cash dividend paid, and $1.9 million related to scheduled repayment of long-term debt.

As of March 31, 2023, the cash balance was $117.5 million, compared to $125.9 million as of December 31, 2022.

The Company monitors its covenant compliance on an ongoing basis. As of March 31, 2023, the Company was in compliance with its financial covenants.

As of March 31, 2023, the Company had 162,986,561 shares of common stock outstanding compared to 162,653,339 shares as of December 31, 2022.

The Company declared a cash dividend of $0.23 per common share for the first quarter of 2023 payable on May 25, 2023, for shareholders of record as of May 18, 2023.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2022	2021
Reconciliation of adjusted net revenue
Shipping revenues	131,468	166,522	108,227	99,233	76,400	450,381	295,853
Voyage expenses	(37,569)	(49,781)	(52,882)	(45,180)	(37,659)	(185,502)	(92,405)
Adjusted net revenues	93,899	116,741	55,345	54,053	38,741	264,880	203,448

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	38,041	61,819	7,457	9,956	(17,252)	61,979	(11,507)
Income tax expense	191	111	246	141	90	587	360
Other financial (income)/expenses	366	272	469	1,529	556	2,826	(645)
Fair value (gain)/loss on derivative financial liabilities	433	(56)	(2,788)	(4,284)	(7,855)	(14,983)	(12,450)
Interest expense	7,586	6,462	6,938	6,633	6,164	26,197	25,727
Interest income	(398)	(886)	(80)	(110)	(1)	(1,076)	(6)
Share of profit from associated companies	-	-	-	(978)	(349)	(1,327)	(1,278)
(Gain)/loss, sale of vessel	-	-	(6,829)	(12,683)	-	(19,513)	(15,153)
Depreciation and amortization	25,726	27,692	30,198	32,318	33,047	123,255	128,639
Adjusted EBITDA	71,946	95,414	35,610	32,522	14,400	177,946	113,688

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	54,600	63,800	22,000	21,200	11,900	29,000	13,200
IFRS 15 impact on spot time charter equivalent per day**	3,900	100	5,100	(3,200)	2,800	1,200	500
Adjusted spot time charter equivalent per day	58,500	63,900	27,100	18,000	14,700	30,200	13,700

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Thursday, May 4, 2023, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BIada2f20d401c4ee09aae39908c1826fc

Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/ecyhid7v and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until May 11, 2023, at 19:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/ecyhid7v

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2023.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	March 31, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$117,549	125,948
Accounts receivable and accrued revenues	7	55,010	59,465
Capitalized voyage expenses		3,487	2,799
Prepaid expenses		9,440	10,550
Derivative financial assets	4	70	3,759
Bunker inventory		27,658	33,069
Total current assets		$213,214	235,589

Non-current assets
Vessels	5	$1,254,056	1,261,998
Advances for vessel upgrades	5	4,594	4,583
Other property, plant and equipment		4,317	4,949
Goodwill		1,356	1,356
Total non-current assets		$1,264,322	1,272,885

TOTAL ASSETS		$1,477,536	1,508,474

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$22,020	29,398
Current portion long-term debt	4	33,109	29,626
Other current liabilities		1,022	1,178
Deferred shipping revenues	8	5,092	4,172
Total current liabilities		$61,243	64,374

Non-current liabilities
Long-term debt	4	$362,616	367,069
Other non-current liabilities		3,124	3,545
Total non-current liabilities		$365,740	370,614

TOTAL LIABILITIES		$426,982	434,988

Equity
Common stock at par value	6	$1,630	1,627
Additional paid-in capital		1,245,698	1,243,754
Accumulated deficit		(204,422)	(180,664)
Translation differences		173	138
Other reserves		2,567	3,623
Total equity attributable to the Company		1,045,647	1,068,478
Non-controlling interest		4,907	5,008
Total equity		$1,050,554	1,073,486

TOTAL LIABILITIES AND EQUITY		$1,477,536	1,508,474

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q1 2023	Q1 2022
	Note	Jan. 1 - Mar. 31, 2023	Jan. 1 - Mar. 31, 2022
Shipping revenues		$131,468	76,400
Other revenues		1,100	-

Total revenues	3	$132,568	76,400

Operating expenses
Voyage expenses		(37,569)	(37,659)
Vessel operating expenses		(18,417)	(18,263)
Depreciation and amortization	5	(25,726)	(33,047)
General and administrative expenses		(4,637)	(6,078)
Total operating expenses		$(86,348)	(95,047)

Operating (loss)/ income		$46,220	(18,647)

Share of profit from associated companies		-	349
Interest income		398	1
Interest expense		(7,586)	(6,164)
Fair value gain/(loss) on derivative financial liabilities		(433)	7,855
Other financial (expense)/income		(366)	(556)
Profit/(loss) before tax		$38,232	(17,163)

Income tax expense		(191)	(90)
Profit/(loss) after tax		$38,041	(17,252)
Attributable to owners of non-controlling interest		(136)	4
Attributable to the owners of parent		$38,177	(17,256)

Attributable to the owners of parent
Basic earnings/(loss) per share		0.23	(0.10)
Diluted earnings/(loss) per share		0.23	(0.10)

Weighted average number of shares (basic)		162,967,375	166,546,014
Weighted average number of shares (diluted)		163,249,977	166,546,014

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q1 2023	Q1 2022
	Note	Jan. 1 - Mar. 31, 2023	Jan. 1 - Mar. 31, 2022
Profit/(loss) after tax		$38,041	(17,252)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		71	(15)
Total		$71	(15)

Other comprehensive income/(loss)		$71	(15)

Total comprehensive income/(loss) for the period		$38,112	(17,268)

Attributable to owners of non-controlling interest		$(101)	4
Attributable to the owners of parent		$38,213	(17,271)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2023	Q1 2022
	Note	Jan. 1 - Mar. 31, 2023	Jan. 1 - Mar. 31, 2022
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$38,041	(17,252)

Items included in net income not affecting cash flows		27,204	27,518
Depreciation and amortization		25,726	33,047
Amortization of deferred debt issuance cost		836	621
(Gain) / loss, disposal of property, plant and equipment		9	-
Fair value (gain)/loss on derivative financial instruments		433	(7,855)
Compensation related to options and restricted stock		891	2,054
Net foreign exchange differences		2	-
(Gain) / loss modification of debt		(693)	-
Share of profit in associated companies		-	(349)
Income adjusted for non-cash items		$65,246	10,266

Changes in operating assets and liabilities		1,210	(4,547)
Accounts receivable and accrued revenues		4,454	6,982
Capitalized voyage expenses		(688)	(369)
Prepaid expenses		1,109	(4,463)
Accounts payable and accrued expenses		(9,932)	(5,664)
Deferred shipping revenues		920	1,276
Bunker inventory		5,411	(2,364)
Pension liability		(65)	55
Net cash provided by operating activities		$66,455	5,719

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(14,829)	(2,341)
Investment in other property, plant and equipment		(35)	(2)
Net cash used in investing activities		$(14,864)	(2,344)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(61,935)	(3,330)
Repayment principal element of lease liability		(386)	(153)
Issuance of long-term debt		216,399	-
Proceeds from sale of derivatives		3,256	-
Scheduled repayment of long-term debt		(625)	(1,926)
Repayment of long-term debt refinancing		(216,761)	-
Net cash used in financing activities		$(60,051)	(5,409)

Net (decrease)/increase in cash and cash equivalents		(8,460)	(2,034)
Net foreign exchange difference		61	-
Cash and cash equivalents at beginning of period		125,948	60,658
Cash and cash equivalents at end of period		$117,549	58,624

Specification of items included in operating activities:
Interest paid		5,526	5,272
Interest received		694	1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in				Non-
				Additional	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$(222,405)	$101	$3,968	$34	$1,047,359
Profit/(loss) after tax					(17,256)			4	(17,252)
Other comprehensive income/(loss)					-	(15)			(15)
Total comprehensive income/(loss)					(17,256)	(15)		4	(17,268)
Cash dividends declared and paid					(3,330)				(3,330)
Compensation related to options and restricted stock		672,563	7	3,398			(1,351)		2,054
Balance at March 31, 2022		166,799,333	$1,668	$1,267,398	$(242,991)	$86	$2,617	$37	$1,028,815

Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit/(loss) after tax					38,177			(136)	38,041
Other comprehensive income/(loss)					-	35		35	71
Total comprehensive income/(loss)					38,177	35		(101)	38,112
Cash dividends declared and paid					(61,935)				(61,935)
Compensation related to options and restricted stock		333,222	3	1,944			(1,056)		891
Balance at March 31, 2023	6	162,986,561	$1,630	$1,245,698	$(204,422)	$173	$2,567	$4,907	$1,050,554

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2023

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on May 2, 2023, and authorized for issue on May 3, 2023.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2022. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2022 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued, are disclosed below.

o
Amendments to IAS 1 Classification of Liabilities as Current or Non-current
These amendments are effective for annual periods beginning on or after January 1, 2024. The Company has not early adopted the amendments, however, the Company is currently assessing the amendments to determine the impact they will have on the presentation of the Company’s consolidated financial statements and disclosures when the amendments become effective.

o
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The Company has adopted the amendments to IAS 8, effective for annual periods beginning on or after January 1, 2023. These amendments have no impact on the interim consolidated financial statements.

o
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
The Company has adopted the amendments to IAS 1 and IFRS Practice Statement 2, effective for annual periods beginning on or after January 1, 2023. These amendments have no impact on the interim consolidated financial statements.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. Management organizes and manages the entity as one segment based upon the magnitude of services provided. The Company’s Chief Operating Decision Maker (“CODM”), being the President & Chief Executive Officer, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s total revenues:
$ in thousands	Q1 2023	Q1 2022
Time charter revenues[1]	18,776	18,638
Voyage charter revenues	112,692	57,762
Shipping revenues	131,468	76,400
Other revenues[2]	1,100	-
Total revenues	132,568	76,400
1Time charter revenues are presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $5.1 million in the first quarter of 2023 and $4.8 million in the first quarter of 2022, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Other revenues mainly relate to technical management services provided.

As of March 31, 2023, the Company had 23 vessels in operation; seven vessels were on time charters and 16 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2023, to March 31, 2023, five customers represented $20.4 million, $19.9 million, $15.9 million, $14.4 million, and $12.6 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $83.2 million, equal to 63 percent of the shipping revenues of $131.5 million for the period from January 1, 2023, to March 31, 2023.

For the period from January 1, 2022, to March 31, 2022, five customers represented $16.8 million, $11.1 million, $9.0 million, $4.1 million, and $3.7 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $44.8 million, equal to 59 percent of the total revenue of $76.4 million for the period from January 1, 2022, to March 31, 2022.

Note 4 – Interest bearing debt

As of March 31, 2023, DHT had interest bearing debt totaling $395.7 million.

Scheduled debt repayments

		Interest	Q2	Q3-Q4
$ in thousands		rate	2023	2023	2024	2025	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	625	1,250	2,500	2,500	30,000	36,875
Danish Ship Finance Credit Facility	LIBOR +	2.00%	1,213	1,213	2,427	26,693	-	31,547
ING Credit Facility [1]	SOFR +	1.90%	6,250	12,500	25,000	25,000	151,150	219,900
Nordea Credit Facility [2]	LIBOR +	1.90%	-	-	23,715	23,715	69,806	117,235
Total			8,088	14,963	53,641	77,908	250,956	405,557
Unamortized upfront fees bank loans								(9,833)
Total interest bearing debt								395,724
1 $85.1 mill. undrawn as of March 31, 2023.
2 $143.7 mill. undrawn as of March 31, 2023.

ING Credit Facility
In January 2023, the Company entered into a new $405.0 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025.

Nordea Credit Facility
All regular installments have been prepaid through 2023. The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2024, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million.

Derivatives - interest rate swaps
In the statement of financial position, only derivatives are classified and measured at fair value. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of March 31, 2023, the Company had two amortizing interest rate swaps with notional amount totaling $73.2 million with maturity in the second quarter of 2023. The average fixed interest rate is 3.00%. As of March 31, 2023, the fair value of the derivative financial assets related to the swaps amounted to $0.1 million.

		Notional amount	Current assets	Non-current assets	Fair value
$ in thousands	Expires	Q1 2023	Q1 2023	Q1 2023	Q1 2023
Swap pays 2.987%, receive floating	Apr. 20, 2023	36,600	35	-	35
Swap pays 3.012%, receive floating	Apr. 20, 2023	36,600	35	-	35
Total carrying amount		73,200	70	-	70

Covenant compliance
The Company's financial covenants as of March 31, 2023, are summarized as follows:

	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	10 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of March 31, 2023, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2023	1,997,196
Additions	(138)
Transferred from vessels upgrades	17,365
Retirement [1]	(1,700)
At March 31, 2023	2,012,723

Depreciation and amortization
$ in thousands
At January 1, 2023	735,198
Depreciation and amortization [2]	25,169
Retirement [1]	(1,700)
At March 31, 2023	758,667

Carrying Amount
$ in thousands
At January 1, 2023	1,261,998
At March 31, 2023	1,254,056

1Relates to completed depreciation of drydocking for DHT Colt.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $557 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $25,726 thousand in depreciation and amortization.

Advances for vessel upgrades
Cost of advances for vessels and vessel upgrades relates to prepaid drydocking and ballast water treatment systems.

Cost of advances of vessels and vessel upgrades
$ in thousands
At January 1, 2023	4,583
Additions	17,376
Transferred to vessels	(17,365)
At March 31, 2023	4,594

Note 6 – Stockholders’ equity and dividend payment

Common stock
Issued at March 31, 2023	162,986,561
Numbers of shares authorized for issue
at March 31, 2023	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Dividend payments

Dividend payment made year-to-date as of March 31, 2023:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
February 24, 2023	$ 61,935	$ 0.38
Total payment made year-to-date as of March 31, 2023	$ 61,935	$ 0.38

Dividend payments made during 2022:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 29, 2022	$ 6,506	$ 0.04
August 30, 2022	$ 6,506	$ 0.04
May 26, 2022	$ 3,336	$ 0.02
February 24, 2022	$ 3,330	$ 0.02
Total payments made during 2022	$ 19,679	$ 0.12

Note 7 – Accounts receivable and accrued revenues

As of March 31, 2023, $55.0 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $59.5 million as of December 31, 2022.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relates to charter hire payments paid in advance. As of March 31, 2023, $5.1 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $4.2 million as of December 31, 2022.

Note 9 - Financial risk management, objectives, and policies

Note 9 in the 2022 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On May 2, 2023, the Board approved a dividend of $0.23 per common share related to the first quarter of 2023 to be paid on May 25, 2023, for shareholders of record as of May 18, 2023.

So far in the second quarter of 2023, the Company has completed the installation of an exhaust gas cleaning system for one vessel. The last two vessels of the retrofit project are expected to be completed during the remainder of 2023. Following this, the Company will have all of its vessels fitted with exhaust gas cleaning systems.